UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

(Offeror)

EMBRATEL PARTICIPAÇÕES S.A.

(Bidder and Affiliate of Offeror)

(Name of Filing Persons)

Preferred Shares, no par value, and American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: 55 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,603,382,015	$185,621.14

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Person at a purchase price of R$23.00 in cash per Preferred Share. As of June 30, 2010, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 29,379,149 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 199,124,767 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on August 26, 2010 of US$1 = R$1.7592.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00007130 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$185,621.14
Form or Registration No:	Schedule TO-T
Filing Party:	Empresa Brasileira de Telecomunicações S.A. – Embratel
Date Filed:	August 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on August 30, 2010 by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on September 2, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on September 21, 2010, Amendment No. 3 to the Schedule TO filed with the SEC on September 27, 2010, Amendment No. 4 to the Schedule TO filed with the SEC on September 29, 2010 and Amendment No. 5 to the Schedule TO filed with the SEC on October 5, 2010. The Schedule TO relates to the offer by Embratel (the “Tender Offer”) to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), from all holders other than Embratel Participações S.A. (“Embrapar”), wherever located. The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010, as amended (the “Offer to Purchase”) and in the related letter of transmittal, which are attached and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Schedule TO reports the results of the Tender Offer.

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below.

SPECIAL FACTORS – Certain Rights of Shareholders Following the Tender Offer – Subsequent Offer Period and Shareholder Put Right

The second paragraph under the heading “Subsequent Offer Period and Shareholder Put Right” is hereby replaced in its entirety by the following:

Following the auction for the tender offer on October 7, 2010, a sufficient number of Preferred Shares to give rise to a shareholder put right have been tendered into the offer. The shareholder put right is available to holders of Preferred Shares, including Preferred Shares represented by ADSs, as described above, and an ADS holder will be able to instruct The Bank of New York Mellon, as receiving agent, to exercise the shareholder put right on its behalf by completing a letter of transmittal and providing any other documents required by the receiving agent. The period during which an ADS holder can exercise the shareholder put right will expire at 9:00 a.m. on January 13, 2011.

THE TENDER OFFER – Section 2 – Acceptance for Payment and Payment for Shares.

The following is hereby added as the fifth and sixth paragraphs under the heading Acceptance for Payment and Payment for Shares on page 30:

The Tender Offer expired at 10:00 a.m., New York City time on October 6, 2010 for holders of Preferred Shares represented by ADSs, and at 5:00 p.m., New York City time, for holders of Preferred Shares held directly. Based on a final count by Itaú Corretora de Valores Mobiliários e Câmbio S.A., 143,853,436 Preferred Shares were tendered into the offer.

All Preferred Shares, including Preferred Shares represented by ADSs, that were validly tendered at the offer price and not withdrawn have been accepted for payment in accordance with the terms of the offer and applicable law.

On October 8, 2010, Embratel issued a press release announcing the final results of the Tender Offer, a copy of which is attached as Exhibit (a)(1)(x) hereto and is incorporated by reference. The letter of transmittal pursuant to which holders may exercise the shareholder put right is also attached as Exhibit (a)(1)(xi).

ITEM 12.	EXHIBITS.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(x)	Press Release issued by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL on October 8, 2010, announcing the results of the Tender Offer and the commencement of the period for the exercise the shareholder put right.

(a)(1)(xi)	Form of Shareholder Put Right Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	President
	Date:	October 8, 2010

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	President
	Date:	October 8, 2010

EXHIBIT INDEX

(a)(1)(x)	Press Release issued by Empresa Brasileira de Telecomunicações S.A. – EMBRATEL on October 8, 2010, announcing the results of the Tender Offer and the commencement of the period for the exercise the shareholder put right.

(a)(1)(xi)	Form of Shareholder Put Right Letter of Transmittal.